JSAT

CID-B-05-020

August 4, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

JSAT Corporation

File No. 82-5111

<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Notice Concerning JSAT- PanAmSat Joint Satellite Business Expand Satellite Business in North America (dated June 27, 2005)
- Technical Difficulties With Satellite Links to Communications Satellite JCSAT-1B (dated July 22, 2005)
- Technical Difficulties With Satellite Links to Communications Satellite JCSAT-1B (Second Report) (dated July 23, 2005)
- Technical Difficulties With Satellite Links to Communications Satellite JCSAT-1B (Third Report) (dated July 25, 2005)
- Technical Difficulties With Satellite Links to Communications Satellite JCSAT-1B (Fourth Report), Restored Services Using the JCSAT-R In-orbit Back-up Satellite (dated August 1, 2005)

Thank you for your attention and cooperation.

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

Enclosure

June 27, 2005
JSAT Corporation

Notice Concerning JSAT-PanAmSat Joint Satellite Business
Expand Satellite Business in North America

JSAT Corporation (JSAT; Head Office: Chiyoda-ku Tokyo; President and CEO: Kiyoshi Isozaki) and PanAmSat Corporation (PAS; Head Office: U.S.) today announced the conclusion of a memorandum of understanding covering the following three areas:

1. Joint purchase of the Horizons-2 satellite and operation of a joint Ku-band satellite communications business using the new satellite, which will be positioned in an orbital slot of 74° west longitude.
2. Establishment of a joint venture company, Horizons Satellite Holdings LLC, to serve as a holding firm and Horizons-2 Satellite LLC, a satellite holding company, to conduct the joint satellite business.
3. Provision of financing by JSAT via subsidiary JSAT International Inc. (JII) to Horizons Satellite Holdings, a joint venture with PAS, to jointly purchase the satellite.

Overview of Collaboration and Objectives

JSAT and PAS plan to position Horizons-2, the second satellite to be jointly owned by the two companies, over North America in a 74° west longitude orbital slot, where it will cover nearly all of the U.S. The goal is to expand Ku-band satellite telecommunication services in North America. Horizons-2 will become the successor to the PAS-owned SBS-6 satellite currently in the 74° west orbital slot. With its high-powered satellite, the Horizons-2 will respond to growing demand for high-definition television (HDTV) and IP-based content distribution networks to broadband Internet and satellite news gathering services in North America.

JII, JSAT's North American subsidiary, and PAS will jointly establish Horizons Satellite Holdings as a holding company. In parallel, Horizons-2 Satellite will be established as an operating company under the former company to procure the satellite. JII and PAS will conduct sales and marketing activities targeting digital video transmission, broadband data distribution and other services in North America using Horizons-2.

JSAT is currently forming strategic alliances with overseas enterprises and taking other initiatives to expand business globally, positioning overseas markets as a top priority. Since concluding an

agreement on conducting a joint satellite business with PAS in 2001, JSAT has been working to expand business in North America and the Asian region. This new project is expected to help build a stronger operating base for JSAT's North American business, following up on the jointly owned Horizons-1 satellite currently in service over the U.S. West Coast with a second Ku-band satellite over the U.S. East Coast.

Schedule:

Around July 2005	Establishment of joint venture company (planned)
2007	Launch of satellite and start of services

Total investment in this project
Approx. US$140 million

About PanAmSat Corporation

Through its owned and operated fleet of 23 satellites, PanAmSat is a leading global provider of video, broadcasting and network distribution and delivery services. In total, the Company's in-orbit fleet is capable of reaching over 98 percent of the world's population through cable television systems, broadcast affiliates, direct-to-home operators, Internet service providers and telecommunications companies. In addition, PanAmSat supports the largest concentration of satellite-based business networks in the U.S., as well as specialized communications services in remote areas throughout the world. For more information, visit the Company's web site at www.panamsat.com.

About JSAT

JSAT Corporation is a leading satellite operator in the Asia-Pacific region, The company owns and operates nine satellites in eight orbital slots, covering North America, Hawaii, Asia and Oceania. JSAT provides a range of services, including digital CS broadcasting service SKY PerfecTV! satellite TV broadcasting, video and data broadcasting services for corporate and inter-company networks, international telecommunications services.

About JSAT International Inc.

JII, a U.S. subsidiary of JSAT, is responsible for the marketing of services offered using Horizons-1, a satellite jointly owned with PAS, and developing new businesses and more.

(*Attachment: Joint Satellite Business Scheme, Map of Joint Satellite Coverage Area)

JSAT PanAmSat.

JSAT-PanAmSat Joint Satellite Business Scheme


JSAT Corporation
PanAmSat Corporation
100% equity investment
JSAT International Inc.
(Marketing activities in North America)
50% equity investment
50% equity investment
Horizons Satellite Holdings LLC
100% equity investment
100% equity investment
Horizons-1 Satellite LLC
(Ownership of satellite)
Horizons-2 Satellite LLC
(Ownership of satellite)
Commission of sales
Partial commission of sales
Commission of sales
Partial commission of sales
Equity-based relationship
Commission of sales
Partial commission of sales

JSAT PanAmSat.

Map of Joint Satellite Coverage Area (JSAT-PanAmSat)


Horizons-1
127° West Longitude
Horizons-2
74° West Longitude
Hawaii
Examples of services:
Hi-vision broadcasting
Video transmission of news reports, etc.
Content distribution for cable TV stations
Internal corporate networks for
financial institutions, logistics enterprises and
others
Horizons-1 Coverage Area
Horizons-2 Coverage Area

July 22, 2005

News Release

JSAT Corporation

Technical Difficulties With Satellite Links to Communications Satellite JCSAT-1B

JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") wishes to report on the circumstances that have been determined so far concerning technical difficulties with satellite links due to an attitude anomaly experienced by the JCSAT-1B communications satellite on July 22, 2005 at 15:32 JST, and its response to the incident, as follows.

1. Current Situation

Anormaly detection: July 22, 2005 15:32 JST

At the above time, the JCSAT-1B communications satellite experienced an anomaly involving a loss of attitude. As a result, all channels provided by the satellite are unavailable.

2. Sequence of Events

15:32 Telemetry signals were lost following the loss of satellite attitude during maneuver

15:42 Telemetry link was regained and quick look at satellite health was initiated.

16:10 In cooperation with The Boeing Satellite Systems, Inc., the satellite's manufacturer, measures were initiated to determine the health of the satellite and investigate the cause of the incident.

3. Back-up Satellite

Preparations are underway to replace JCSAT-1B with JCSAT-R JSAT's back-up satellite.

4. Investigation Into the Cause of the Incident

JSAT is making every effort to determine the cause of the incident, but will most likely require several more hours before the situation becomes clear. It is unknown at present whether this incident is connected with the previous anomaly in one of the thrusters on JCSAT-1B.

JSAT will report on new developments as they are confirmed. JSAT apologizes to customers and asks for their understanding regarding this incident.

July 23, 2005

News Release

JSAT Corporation

Technical Difficulties With Satellite Links to Communications Satellite JCSAT-1B (Second Report)

JSAT Corporation wishes to report on the circumstances that have been determined so far concerning technical difficulties with satellite links to the JCSAT-1B communications satellite that began on July 22, 2005 at 15:32 JST, and its response to the incident, as follows.

1. Current Situation:
Anomaly detection: July 22, 2005 15:32 JST

At the above time, the JCSAT-1B communications satellite experienced an anomaly involving a loss of attitude. As a result, all channels provided by the satellite are unavailable.

2. Back-up Satellite
JSAT has started a relocation of JCSAT-R, the Company's in-orbit back-up satellite, to replace JCSAT-1B. The estimated time of arrival of JCSAT-R is around eight days.

3. Investigation Into the Cause of the Incident
JSAT is making every attempt to restore an normal operation of the satellite and, in the meantime, investigate the cause of the incident in cooperation with The Boeing Satellite Systems, Inc., the satellite's manufacturer. However, it is unknown at present when services can be restored using JCSAT-1B. JSAT will report on any new developments regarding the restoration of services.

JSAT apologizes to customers and asks for their understanding regarding this incident.

July 25, 2005

News Release

JSAT Corporation

Technical Difficulties With Satellite Links to Communications Satellite JCSAT-1B (Third Report)

JSAT Corporation wishes to report on its response to technical difficulties with satellite links to the JCSAT-1B communications satellite that began on July 22, 2005 at 15:32 JST, and the restoration of services using the JCSAT-R, in-orbit back-up satellite.

1. JCSAT-1B Attitude Anomaly and Investigation Into Cause of Incident

All channels provided by the JCSAT-1B communications satellite are still unavailable. JSAT continues to make every attempt to restore an normal operation of the satellite and, in the meantime, investigate the cause of the incident in cooperation with The Boeing Satellite Systems, Inc. the satellite's manufacturer. However, it is unknown at present when services can be restored using JCSAT-1B.

Although the cause has yet to be determined, changes in the satellite's attitude has prompted the investigation to focus on the attitude control and propulsion subsystems of the satellite.

2. Service Restoration

JCSAT-R, JSAT's in-orbit back-up satellite, is currently being moved to replace JCSAT-1B, with arrival expected on Sunday, July 31, 2005. JSAT plans to successively begin restoring services using JCSAT-R in the evening of July 31.

Concurrently, JSAT wishes to report that the attitude anomaly experienced by JCSAT-1B could have a material effect on the JSAT Group's financial position and operating results.

July 31, 2005

News Release

JSAT Corporation

Technical Difficulties With Satellite Links to Communications Satellite JCSAT-1B (Fourth Report)

Restored Services Using the JCSAT-R In-orbit Back-up Satellite

JSAT Corporation wishes to report on its response to technical difficulties with satellite links to the JCSAT-1B communications satellite that began on July 22, 2005 at 15:32 JST, and the restoration of services using the JCSAT-R, in-orbit back-up satellite, with details as follows.

1. Service Restoration

JCSAT-R, JSAT's in-orbit back-up satellite, has arrived on schedule to replace JCSAT-1B. JSAT has successively begun restoring services using JCSAT-R since Sunday, July 31, 2005.

2. JCSAT-1B Attitude Anomaly and Investigation Into Cause of Incident

All channels provided by the JCSAT-1B communications satellite are still unavailable. JSAT continues to investigate the cause of the changes in the satellite's attitude in cooperation with The Boeing Satellite Systems, Inc. the satellite's manufacturer. The investigation has so far revealed that there is a malfunction in the satellite's propulsion sub-systems. Recovery operation will continue to be examined.

Concurrently, JSAT wishes to report that the attitude anomaly experienced by JCSAT-1B could have a material effect on the JSAT Group's financial position and operating results.